



03056219

NO ACT
P.E 1-29-03
1-8400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 4, 2003

Charles D. MarLett
Corporate Secretary
AMR Corporation
P.O. Box 619616
Dallas/Fort Worth Airport, TX 75261-9616

Act 1934
Section
Rule 14A-8
Public Availability 4-4-2003

Re: AMR Corporation
Incoming letter dated January 29, 2003

Dear Mr. MarLett:

This is in response to your letter dated January 29, 2003 concerning the shareholder proposal submitted to AMR by John Chevedden. We also have received a letter from the proponent dated February 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

PROCESSED
APR 21 2003
THOMSON FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CRGA



January 29, 2003

Paula Dubberly, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
MS 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden

Dear Ms. Dubberly:

A. Introduction

AMR Corporation (the "Corporation") has received a shareholder proposal (the "Proposal") from John Chevedden ("Chevedden" or the "Proponent") of Redondo Beach, California. The Proposal was submitted for consideration at the Corporation's 2003 annual meeting of shareholders which is currently scheduled for May 21, 2003. The Corporation intends to omit the Proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2003 annual meeting. The Corporation's reasoning for omitting the Proposal is set forth in Part D of this letter.

Pursuant to SEC Rule 14a-8(j) enclosed are:

- the original and five copies of this letter (the copies are Attachment A);
- six copies of each of the following items of correspondence between Chevedden and the Corporation:
  - Chevedden's correspondence, dated August 8, 2002, submitting the Proposal (attachment B);
  - the Corporation's response, dated August 12, 2002, informing Chevedden that he needed to provide evidence of his stock ownership and a statement regarding his intent to continue to own such stock (attachment C);
  - Chevedden's response of August 20, 2002, responding to the Corporation's requests (attachment D);
  - the Corporation's response of August 21, 2002, questioning the value of the Proponent's stock ownership (attachment E);
  - the Corporation's response of September 6, 2002 to Chevedden's telephone call of August 29, 2002, explaining that the Corporation was in

the midst of obtaining clarification re the stock value calculation (attachment F); and

- the Corporation's response of September 13, 2002, confirming the value of the Proponent's stock ownership (attachment G);

This letter addresses the Proposal and why it can be excluded from the Corporation's 2003 proxy statement.

A copy of this letter and its attachments are also being sent to Chevedden (via overnight courier) to notify him that the Corporation intends to omit his Proposal from the Corporation's proxy statement for the 2003 annual meeting.

B. The Proposal and Supporting Statement

The Proposal seeks shareholder approval prior to adopting any rights plan or shareholder approval for any existing rights plan. The Proposal states:

"Shareholder Vote on Poison Pills

This topic won one of the highest yes-votes of any shareholder proposal in 2002 —91%

Shareholders request that the company annually submit to a shareholder vote any poison pill adopted since the previous annual meeting and/or or currently in place.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California."

In support of the Proposal, Chevedden first's paragraph provides assertions from, among others, those "[o]utside of management circles" and "[s]pecialists, with an investor perspective". The Proponent then cites, in his second paragraph, unnamed reports from the Harvard Business School and The Wharton School, University of Pennsylvania. Finally, the Proponent refers to the Council of Institutional Investors (the "CII") and in the process names three companies who supposedly have done what the Proponent espouses in his Proposal.

The supporting statement reads as follows:

"Shareholder Value
Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely

affecting shareholder value. Consistent with this view a poison pill can discourage a profitable buy-out offer for our stock.

Specialists, with an investor perspective, believe that shareholders should have the right to vote on a poison pill, which could entrench existing management.

Harvard Supporting Report
A 2001 Harvard study found that good corporate governance (which took into account whether a company has a poison pill) was significantly and positively correlated with firm value. This study, by both the Harvard Business School and the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 firms and firm performance from 1990 to 1999.

Council of Institutional Investors Recommendation
The Council of Institutional Investors, an organization of over 120 pension funds whose assets exceed $1.5 trillion, has called for shareholder approval of poison pills. In recent years, various companies including McDermott International, Columbia/HCA and Bausch & Lomb have been willing to redeem outstanding poison pills or seek shareholder approval for their poison pill plans. I believe that our company should follow suit."

C. The Corporation

AMR Corporation is a Delaware corporation governed by the Delaware General Corporation Law. The Corporation's common stock is publicly traded and is listed on the New York Stock Exchange.

The Proposal addresses "poison pills" otherwise known as rights plans. These plans entered the scene in the 1980s and were a response to an increase in the number of hostile offers. The plans allow the board of directors of a target company additional time within which to (a) negotiate with the offeror or (b) examine/propose alternative strategies for the target company.

AMR Corporation first adopted a rights plan in February 1986 (the "AMR Rights Plan"). The AMR Rights Plan expired pursuant to its terms in February 1996. There has been no extension of the AMR Rights Plan and no new rights plan has been adopted in its stead.

D. Reasons for omitting the Proposal

The Corporation believes that it may omit the Proposal from its proxy materials under the following rules: Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and, Rule 14a-8(i)(3), because the supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

1. <u>Rule 14a-8(i)(10); Proposal has been substantially implemented</u>.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *Masco Corporation (Mar. 29, 1999) and BankAmerica Corporation (Feb. 10, 1997).*

As written the proposal addresses two different fact patterns. One, the Proposal would require that any rights plan currently in place be submitted to a shareholder vote. Two, the Proposal would require that any future rights plan be submitted to a shareholder vote.

Require that any rights plan currently in place be submitted to a shareholder vote

With respect to this first aspect of the Proposal, the Commission has historically permitted the exclusion of a proposal under Rule 14a-8(i)(10) (and its predecessor 14a-8(c)(10)) where a corporation is requested to redeem a poison pill or rights plan that does not exist or has expired. *Bank of America Corporation (Feb. 13, 2002); SBC Communications, Inc. (Feb. 8, 2002); and, Bell Atlantic Corporation (Dec. 15, 1995).* Likewise, here, the Proponent wishes to put to shareholder vote a rights plan that no longer exits. As such that portion of the Proposal that seeks to put to a shareholder vote any current rights plan is moot and should be excluded. *Fluor Corporation (Jan. 15, 1997).*

Require that the Corporation submit to shareholder vote any rights plan adopted since the last annual meeting

This portion of the Proposal is forward looking and addresses actions the Corporation may take in the future.

Previously, the Commission has addressed shareholder proposals that relate to the future adoption of rights plans and the need to put those plans to a shareholder vote. In those instances the Commission has failed to concur that the proposals could be excluded on the basis that they had been substantially implemented. *Sears, Roebuck and Co. (Feb. 26, 2002); Burlington Northern Santa Fe Corporation (Jan. 23, 2002); and, Fluor Corporation (Jan. 15, 1997).* Without more, the Proponent could argue that his Proposal falls within the confines of these cases. However, there is more to the story.

In May 1995, the Corporation entered into an agreement with the International Brotherhood of Teamsters Affiliates Pension Fund ("IBT", with the May 1995 letter being referenced the "IBT Letter"). Six copies of the IBT Letter are attached as Attachment H. The IBT Letter specifically deals with the scenario envisioned by the Proponent, *i.e.*, the subsequent adoption of a rights plan by the Corporation and the requirement to submit such plan to a shareholder vote.

The IBT letter (paragraph 4) sets forth the procedure to be followed after the adoption of a successor to the AMR Rights Plan subsequent to October 18, 1995 (the "Successor Plan"). In that instance, paragraphs 5 and 6, provide a means whereby the comments, opinions or suggestions of the IBT with respect to the Successor Plan will be considered by the Corporation. If the comments, opinions or suggestions are not incorporated into the Successor Plan, then the Successor Plan will be submitted for a stockholder vote. No shareholder vote would be required if the comments, opinions or suggestions or IBT were incorporated within the Successor Plan. The IBT Letter provides the assurances that are being sought by the Proponent with respect to the enactment of a Successor Plan.

Given the presence of the IBT Letter, the Corporation maintains that the Proposal has been substantially implemented and should be excluded from the Corporation's 2003 proxy statement. In the alternative, we ask that the Commission not recommend enforcement action if the Corporation omits from the Proposal the phrase "or shareholder approval for any existing rights plan."

2. Rule 14a-8(i)(3); Proposal's supporting statement is contrary to Rule 14a-9.

It is the Corporation's belief that the Proposal may be omitted from the 2003 proxy because the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)).

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are certain of the statements which are believed to be false and misleading.

(a) Proponent's statement "this topic won one of the highest yes-votes of any shareholder proposal in 2002 —91%" requires a citation to a specific source. Otherwise it seems that the Proponent is saying that this Proposal had a 91% approval rating at a prior stockholders meeting of the Corporation – which is incorrect. The Commission has previously required the Proponent to make similar corrections. *UST Inc. (Dec. 26, 2002); Exxon Mobil Corp. (Mar. 26, 2002); Minnesota Mining and Manufacturing Co. (Mar. 18, 2002); El Paso Corp. (Mar. 11, 2002); Occidental Petroleum Corp. (Mar. 8, 2002); Pharmacia, Inc. (Mar. 7, 2002); and, The Boeing Company (Mar. 2, 2002).* Furthermore this statement is misleading because it is included as part of the title of the Proposal rather than in the supporting statement. As such, even if the Proponent were to provide factual support for the statement, it should be moved so that it is clear that it is part of the supporting statement.

(b) The Proposal contains a number of statements that are cast as fact when they are merely the Proponent's opinions. In particular, the Proponent states: (i) "Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value;" (ii) "Consistent with this view a poison pill can discourage a profitable buy-out offer for our stock;" and, (iii) "Specialists, with an investor perspective, believe that shareholders should have the right to vote on a poison pill, which could entrench existing management." The Commission has found that statements of opinion purporting to be fact, but not supported by fact are excludable under Rule 14a-8(i)(3). The Commission has said that statements of belief must be stated as such. *Caterpillar Inc. (Jan. 3, 2003); UST Inc. (Dec. 26, 2002); and, The Boeing Company (Mar. 2, 2002).* Thus, these statements may be excluded unless modified because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact.

(c) The Proponent provides no reference or citation to the studies that were supposedly done by the Harvard Business School or The Wharton School of the University of Pennsylvania. The Proponent should specifically identify or provide factual support in the form of a citation to the specific study and publication date so that readers can refer to the source to verify for themselves the accuracy of such statements. Otherwise, the statements should be deleted altogether. *UST Inc. (Dec. 26, 2002); Exxon Mobil Corp. (Mar. 26, 2002); and, The Boeing Company (Mar. 2, 2002).*

(d) In the final paragraph of his supporting statement the Proponent latches onto the Council of Institutional Investors. Again, there is no reference as to where, when and how the CII made the purported statement. Nor is there any effort made to connect the significance of this statement by CII to the Corporation. Moreover, after the reference to the CII the Proponent then moves on to name McDermott International, Columbia/HCA and Bausch & Lomb. This reference to other companies that "have been willing to redeem outstanding poison pills or seek shareholder approval for their poison pill plans" is misleading and irrelevant. First, as shown by the IBT Letter, the Corporation is willing to submit a Successor Plan to a stockholder vote. Second, and without further explanation, the willingness of other issuers to redeem or to seek shareholder approval of a poison pill is irrelevant to the decision of a shareholder of the Corporation on this Proposal. *UST Inc. (Dec. 26, 2002) and The Boeing Company (Mar. 2, 2002).*

The false and misleading claims discussed above, when taken together, make up the bulk of the supporting statement. As such, we ask that the Commission not recommend enforcement if the Corporation excludes the entire Proposal pursuant to Rule 14a-8(i)(3). In the alternative, we ask that the Commission not recommend enforcement action if the Corporation omits the above-mentioned false and misleading portions of the supporting statement.

E. Conclusion

Based on the foregoing, the Corporation believes, and it is my legal opinion, that the Proposal may be omitted from the Corporation's proxy materials for the reasons set forth in Part D of this letter. The Corporation respectfully requests the concurrence of the Commission in this opinion.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about April 21, 2003, and wishes to release a draft of the proxy materials to its printer by April 7, 2003. Thus, we would appreciate the Commission's response on or before April 4, 2003.

If you have any questions or would like any additional information regarding the foregoing, please call me at (817) 967-1254.

Thank you for your attention to this matter.

Very truly yours,



Charles D. MarLett
Corporate Secretary

Enclosures

cc: Mr. J. Chevedden (w/ enclosures), via overnight courier

P:\199316\2003 Proxy\Shareholder Proposals\J Chevedden\SEC~Chevedden-letter.doc

08/08/2002 16:00 03103717872

RECEIVED

AUG 09 2002

CHARLES D. MARLETT

ATTACHMENT B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310/371-7872

Mr. Donald J. Carty
Chairman
AMR Corporation (AMR)
4333 Amon Center Blvd.
Fort Worth, TX 76155
FX: 817/967-4313
FX: 817/967-4162

August 8, 2002

Dear Mr. Carty,

This Rule 14a-8 shareholder proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirementsare intended to be met including the amount and duration of continuous stock ownership through the annual meeting date. The consideration of the company and Directors is appreciated.

Sincerely,



John Chevedden
Shareholder

RX TIME 08/08 '02 17:20

3 – Shareholder Vote on Poison Pills
This topic won one of the highest yes-votes of any shareholder proposal in 2002 – 91%

Shareholders request that the company annually submit to a shareholder vote any poison pill *adopted since the previous annual meeting and/or or currently in place.*

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif.

Shareholder value

Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value. Consistent with this view a poison pill can discourage a profitable buy-out offer for our stock.

Specialists, with an investor perspective, believe that shareholders should have the right to vote on a poison pill, which could entrench existing management.

Harvard Supporting Report

A 2001 Harvard study found that good corporate governance (which took into account whether a company has a poison pill) was significantly and positively correlated with firm value. This study, by both the Harvard Business School and the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 firms and firm performance from 1990 to 1999.

Council of Institutional Investors Recommendation

The Council of Institutional Investors, an organization of over 120 pension funds whose assets exceed $1.5 trillion, has called for shareholder approval of poison pills. In recent years, various companies including McDermott International, Columbia/HCA and Bausch & Lomb have been willing to redeem outstanding poison pills or seek shareholder approval for their poison pill plans. I believe that our company should follow suit.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a single proposal identifier (numeric) consistent in all proxy materials.

The company is requested to assign this numeric proposal identifier based on the date of proposal submittal.

ATTACHMENT C



August 12, 2002

Via Federal Express and
Facsimile (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: U.S. Securities and Exchange Commission ("SEC") Rules Governing Shareholder Proposals

This letter acknowledges receipt of your stockholder proposal for the 2003 annual meeting. Rule 14a-8 of Regulation of 14A under the Securities Exchange Act of 1934, as amended, governs shareholder proposals such as yours. That Rule requires, among other things, that the proponent (i) must hold securities of AMR with a market value of at least $2,000, (ii) must have held the securities for at least one year prior to submitting the proposal (in this case, since August 9, 2001) and (iii) must provide a statement stating that such proponent intends to continue to hold the securities through the date of the meeting of shareholders (Rule 14-8(b)).

I understand you provided information relating to your AMR stock ownership in connection with a proposal you submitted for the 2002 proxy statement, however, since that information may have changed, we cannot rely upon it for the 2003 proxy statement. We will need a statement from your broker or bank that confirms you have at least $2,000 of AMR stock and that you've held such stock continuously since August 9, 2001 (or earlier). We need this material within 14 days of your receipt of this letter (Rule 14a-8(f)).

If we do not receive the materials set forth above, we will exclude your proposal. While we appreciate your interest as a shareholder, we require all shareholders who submit proposals to comply with the rules of the SEC.

Should you submit the materials set forth above, we still may decide to contest inclusion of your proposal in the AMR proxy statement, as provided in Rule 14a-8(i). In that case we will submit to the SEC, and we will provide you with a copy of our submission, the reasons that we are seeking to exclude your proposal no later than 80 days before we file the definitive proxy statement with the SEC. We anticipate that we will file the proxy statement for the 2003 Annual Meeting approximately on April 18, 2003.

Thank you for your cooperation.

Very truly yours,



Charles D. MarLett
Corporate Secretary

cc: D. J. Carty

ATTACHMENT D

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

Mr. Donald J. Carty
Chairman
AMR Corporation (AMR)
4333 Amon Center Blvd.
Fort Worth, TX 76155
FX: 817/967-4313
FX: 817/967-4162

August 8, 2002

Dear Mr. Carty,

This Rule 14a-8 shareholder proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirementsare intended to be met including the amount and duration of continuous stock ownership through the annual meeting date. The consideration of the company and Directors is appreciated.

Sincerely,



John Chevedden
Shareholder

8-20-2002
Attached is rule 14a-8 verification of stock ownership.
I will hold this stock until after the annual meeting.





PO Box 500
2 Contra Way
Merrimack, NH 03054-9894

August 20, 2002

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in AMR Corporation, symbol AMR.

This is to confirm that John Chevedden currently holds 100 shares of AMR, and that he has continuously held those shares since August 1, 2001, with no withdrawals.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles
Priority Service Specialist

Our file: W009981-20AUG02

ATTACHMENT E



August 21, 2002

Via Federal Express and
Facsimile (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: U.S. Securities and Exchange Commission ("SEC") Rules Governing Shareholder Proposals and Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended

We are in receipt of your response dated August 20, 2002, to our correspondence dated August 12, 2002. As required by Rule 14a-8, the shareholder proposal submitted by you on August 9, 2002 had to meet certain requirements. You met the requirements of Rule 14a-8(f) by responding within 14 calendar days of receipt of our correspondence, which our records show you received on August 13, 2002.

However, based upon the information supplied by you, you have not met the requirement for Rule 14a-8(b) which states, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

According to your correspondence, Fidelity Investments has confirmed your ownership of 100 shares of AMR stock and that you have held such shares since August 1, 2001. On August 9, 2002, the date AMR received your shareholder proposal, AMR's common stock closed on the New York Stock Exchange at $9.59 per share, and AMR had over 155 million shares outstanding. Thus, the shares owned by you were worth less than $2,000 and constituted less than 1% of the securities entitled to be voted on your proposal at the 2003 Annual Meeting. Since you have failed to meet the minimum stock ownership requirement, we intend to exclude your proposal from the 2003 AMR proxy statement.

Very truly yours,

Charles D. MarLett
Corporate Secretary

cc: D. J. Carty

ATTACHMENT F



September 6, 2002

Via Federal Express
and Facsimile (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: U.S. Securities and Exchange Commission ("SEC") Rules Governing Shareholder Proposals and Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended

Following your telephone call of August 29, 2002, we placed a call to the SEC regarding its Staff Legal Bulletin No. 14 for further clarification of the calculation procedures outlined in paragraph C.1.a. to determine the market value of your AMR shares. We are currently awaiting a return call from the SEC. However, from our initial interpretation of the calculation procedures, based upon the 60 calendar days prior to your shareholder submission date of August 8, 2002, it appears that the market value of your AMR shares may be very close, either above or below, the $2,000 market value threshold as set forth in Rule 14a-8(b).

Once we've received our requested clarification from the SEC, we will be able to determine your eligibility to submit your proposal based upon the market value of your AMR shares. Should it be determined the market value of your shares to be less than the $2,000 threshold, we intend to exclude your proposal from the 2003 AMR proxy statement since you will have failed to meet the minimum stock ownership requirement. However, should it be determined the market value of your shares to be greater than the $2,000 threshold, we still may decide to contest inclusion of your proposal in the AMR proxy statement, as provided in Rule 14a-8(i). In that case we will submit to the SEC, and we will provide you with a copy of our submission, the reasons that we are seeking to exclude your proposal no later than 80 days before we file the definitive proxy statement with the SEC. We anticipate that we will file the proxy statement for the 2003 Annual Meeting approximately on April 18, 2003.

Very truly yours,

Charles D. MarLett
Corporate Secretary

ATTACHMENT G



September 13, 2002

Via Federal Express
and Facsimile (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: U.S. Securities and Exchange Commission ("SEC") Rules Governing Shareholder Proposals and Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended

Subsequent to sending our letter of September 6, 2002, we received a return phone call from the SEC with our requested clarification of the calculation procedures outlined in paragraph C.1.a. of the SEC's Staff Legal Bulletin No. 14. Based upon the highest selling price of AMR Corporation stock on the New York Stock Exchange within the 60 calendar day calculation period, your 100 shares will meet the $2,000 market value threshold as set forth in Rule 14a-8(b) (at a value of $2,108.).

We still may decide, however, to contest inclusion of your proposal in the AMR proxy statement, as provided in Rule 14a-8(i) (for reasons unrelated to the value of the shares). In that case we will submit to the SEC, and we will provide you with a copy of our submission, the reasons that we are seeking to exclude your proposal no later than 80 calendar days before we file the definitive proxy statement with the SEC. We anticipate that we will file the proxy statement for the 2003 Annual Meeting approximately on April 18, 2003.

Very truly yours,

Charles D. MarLett
Corporate Secretary



ATTACHMENT H

May 16, 1995

Mr. William Patterson
Director -Office of Corporate Affairs
25 Louisiana Avenue
Washington, D.C. 20001

Dear Mr. Patterson:

This letter, when countersigned by you, will represent our mutual understanding regarding Proposal No. 4 submitted by the International Brotherhood of Teamsters Affiliates Pension Fund ("IBT") for inclusion in the 1995 Proxy Statement of AMR Corporation ("AMR") which proposal relates to AMR's Rights to Purchase Preferred Shares Plan ("Rights Plan").

1. The IBT agrees that Proposal No. 4 is hereby withdrawn from AMR's 1995 Proxy Statement.

2. AMR will consult with, and consider the comments, suggestions and opinions of, the IBT with respect to any successor plan to the Rights Plan (the "Successor Plan"). On behalf of AMR, IBT's comments will be directed either to Charles D. MarLett or Anne McNamara, AMR's corporate secretary and general counsel, respectively (each an "AMR Representative"). IBT understands that AMR is under no obligation to accept, adopt or approve the comments, suggestions or opinions of IBT with respect to the Successor Plan. AMR agrees, though, to consider any such comments, suggestions, or opinions in good faith and to respond to such comments, suggestions or opinions in a meaningful and constructive manner. IBT agrees that it will designate no more than three individuals to convey its comments, suggestions or opinions to the AMR Representative.

3. In the event that AMR's Board of Directors approves a Successor Plan on or before October 18, 1995, an AMR Representative will (i) notify IBT of such action and (ii) provide IBT with a copy of such Successor Plan on or before November 1, 1995.

4. In the event that AMR's Board of Directors approves a Successor Plan after October 18, 1995, an AMR Representative will (i) notify IBT of such action and (ii) provide IBT with a copy of such Successor Plan within five business days of such plan's approval.

5. Upon receipt of the Successor Plan, as provided in Paragraphs 3 and 4, above, IBT will provide to an AMR Representative its comments, suggestions or opinions with respect to the Successor Plan. IBT agrees that its comments, suggestions or opinions must be received by an AMR Representative within 30 days of the IBT's receipt of the Successor Plan. IBT understands that AMR is under no obligation to accept, adopt or approve the comments, suggestions or opinions of IBT with respect to the Successor Plan. AMR agrees, though, that its Board of Directors will consider any such comments, suggestions, or opinions in good faith and that an AMR Representative will respond to such comments, suggestions or opinions in a meaningful and constructive manner.

6. Should the comments, opinions or suggestions of the IBT, as provided in Paragraph 5, not be incorporated within the Successor Plan by AMR, then:

(a) AMR will submit the Successor Plan for the approval of the stockholders of AMR at its next regularly scheduled annual meeting.

(b) in the case of Paragraph 3, IBT may provide AMR a statement in opposition to the Successor Plan for inclusion in the 1996 AMR Proxy Statement. Such statement (i) must be received by an AMR Representative on or before December 2, 1995 and (ii) must not exceed 500 words and must be in compliance with the requirements of SEC rule 14a-9 or its successor provision.

(c) in the case of Paragraph 4, IBT may provide AMR a statement in opposition to the Successor Plan for inclusion in the AMR Proxy Statement issued with respect to the next regularly scheduled annual meeting. Such statement (i) must be received by an AMR Representative within 30 days of receipt by the IBT of the Successor Plan and (ii) must not exceed 500 words and must be in compliance with the requirements of SEC rule 14a-9 or its successor provision.

7. Should the IBT have no comments, suggestions or opinions with respect to the Successor Plan or should the comments, suggestions or opinions of IBT be incorporated within the Successor Plan, to the sole satisfaction of the IBT, IBT will notify an AMR Representative and AMR will be under no obligation

with respect to the IBT and this agreement to submit the Successor Plan to a vote of the stockholders of AMR at the next regularly scheduled annual meeting.

8. AMR agrees that in submitting the Successor Plan to its stockholders (as provided in Paragraph 6(a)) the decision of the stockholders as to the approval or disapproval of the Successor Plan shall be binding on AMR and that in determining such approval or disapproval (i) only the proxies of those stockholders indicating a vote "FOR" or "AGAINST" the Successor Plan will be included and (ii) approval will be obtained by achieving greater than 50% where the numerator is the number of votes "FOR" the Successor Plan and the denominator is the number of votes "FOR" and "AGAINST" the Successor Plan.

9. IBT agrees that nothing contained within this agreement is intended to prohibit the AMR Board of Directors from exercising its fiduciary duties with respect to the Rights Plan and any Successor Plan, whether such exercise is in the normal course of affairs or is in response to an unsolicited offer for AMR, as long as such exercise is in accordance with this agreement.

If you agree with the foregoing, please indicate such agreement by signing below as indicated.

Very truly yours,



Charles D. MarLett
Corporate Secretary

International Brotherhood of Teamsters Affiliates Pension Fund



William Patterson, its Director Office of Corporate Affairs

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

February 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

AMR Corporation (AMR)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Company Claim: Implemented via Old IBT Agreement

Ladies and Gentlemen:

This letter addresses the company no action request to suppress an established shareholder proposal topic.

The company-cited IBT agreement appears far too narrow to qualify as substantially implemented. For example this narrow 8-year old agreement has no impact if IBT simply does not meet a specified 30-day deadline for any reason. This agreement also fails to apply to other shareholders. This agreement has no provision claiming that IBT's priorities will be the same in 8 or 9 years after the agreement was signed.

There seems to be a number of unanswered questions and key distinctions from the company claim of substantially implemented via IBT Agreement.

In order for the IBT agreement to apply to other shareholders these shareholders may need to reach an agreement with IBT that IBT will diligently represent them in meeting the requirements of this agreement.

There is no evidence that the IBT still owns AMR stock.

The company does not have a similar agreement with this proponent.

The company does not propose to initiate a similar agreement with this proponent in return for withdrawal of this proposal.

It seems that the AMR argument of substantially implemented (via IBT Agreement) would apply only to IBT and then only if IBT submitted a similar proposal for the 2003 definitive proxy. The company does not claim that the IBT has submitted a 2003 proposal on this topic.

There is no confirmation from IBT that the 1995 agreement is still in effect or whether it has been superceded or amended.

Under this agreement there is no ability for any other shareholder to step into IBT's shoes if IBT's priorities change due to an unforeseen, untimely and/or short-term event.

Addressing another company issue, there is no accurate way for shareholders to forecast with certainty whether the company will adopt a poison pill in the 5 months leading up to the shareholder meeting – particularly with the precarious financial state of the company.

To address the proposal text in question, shareholder proposal sections are numbered on the attached shareholder proposal and a corresponding number is marked on the supporting evidence.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Sincerely,



John Chevedden

cc:
Donald Carty
Chairman

3 – Shareholder Vote on Poison Pills

(1) **This topic won one of the highest yes-votes of any shareholder proposal in 2002 – 91%**

Shareholders request that the company annually submit to a shareholder vote any poison pill adopted since the previous annual meeting and/or or currently in place.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif.

Shareholder value

(2) Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value. Consistent with this view a poison pill can discourage a profitable buy-out offer for our stock.

(2) Specialists, with an investor perspective, believe that shareholders should have the right to vote on a poison pill, which could entrench existing management.

(3) Harvard Supporting Report

A 2001 Harvard study found that good corporate governance (which took into account whether a company has a poison pill) was significantly and positively correlated with firm value. This study, by both the Harvard Business School and the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 firms and firm performance from 1990 to 1999.

Council of Institutional Investors Recommendation

(4) The Council of Institutional Investors, an organization of over 120 pension funds whose assets exceed $1.5 trillion, has called for shareholder approval of poison pills. In recent years, various (5) companies including McDermott International, Columbia/HCA and Bausch & Lomb have been willing to redeem outstanding poison pills or seek shareholder approval for their poison pill plans. I believe that our company should follow suit.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a single proposal identifier (numeric) consistent in all proxy materials.

The company is requested to assign this numeric proposal identifier based on the date of proposal submittal.

activist John Chevedden garnered 91.4 percent of votes cast, according to preliminary results. Thirty poison pill proposals have attracted majority support so far.

High Scoring Governance Shareholder Proposals of the 2002 Season



Company	Proposal	Sponsor	Vote(High Vote So Far)	Avg. Sup-port for Pro-posal Type So Far	Avg. Support for Proposal Type in 2001
Airborne	Redeem Or Vote On Poison Pill	J. Chevedden	91.4%	60.1%	57.0%
Alaska Air Group	Eliminate Supermajority Provision	J. Chevedden	85.0%	61.0%	57.9%
Airborne	Repeal Classified Board	Teamsters	84.5%	63.0%	52.4%
Airborne	Adopt Confidential Voting	W. Ziebarth	83.2%	58.8%	52.9%
Mentor Graphics	Vote On All Stock-Based Compensation Plans	TIAA-CREF	57.0%	nm	—
EMC	Increase Board Independence	Walden Asset Mgmt	56.0%	29.0%	22.5%
Norfolk Southern	Vote On Future Golden Parachutes	LongView	55.8%	39.6%	31.8%
Hartmarx	Adopt Cumulative Voting	C. Peiser	51.0%	31.5%	30.4%
PG&E	No Consulting By Auditors	UBCJA	46.5%	29.8%	—
Verizon Communications	Pension Fund Surplus Accounting+	C. Jones	42.7%	24.5%	—
EMC	Commit To Or Report On Board Diversity	Conn. Retirement Plans	32.0%	nm	20.5%
General Electric	Award Perfomance-Based Stock Options	LongView	30.0%	nm	25.9%
Union Pacific	Have Independent Board Chairman	LongView	28.3%	nm	15.7%
Household International	Link Executive Pay To Social Criteria	Domini	27.0%	9.2%	9.5%
PG&E	Report On Directors' Role In Corporate Strategy	(1) Laborers	14.2%	8.5%	—

competitiveness. Additionally, the plan is administered by a committee of independent outsiders who must certify attainment of these objective, measurable performance goals before cash awards are paid to participants. Moreover, preservation of the full deductibility of all compensation paid reduces the company's corporate tax obligation.

Vote FOR Item 3.

Shareholder Proposal

❑ Item 4: Submit Shareholder Rights Plan (Poison Pill) to Shareholder Vote

Nick Rossi proposes that the company's Preferred Share Purchase Rights Plan, be put to a shareholder vote or redeemed.

Management states that it adopted the current shareholder rights plan after carefully considering its fiduciary duties to shareholders and after reviewing various studies which concluded that rights plans result in increased shareholder value and higher premiums for target companies. Management contends that the rights plan is intended to encourage bidders to negotiate with the board to develop an offer that the board deems to be fair and in the best interests of shareholders. Management argues that it has a fiduciary responsibility to act in the best interest of the companyâ€™s shareholders; therefore, approval of this proposal would unnecessarily inhibit the board's flexibility and could seriously undermine its ability to use the rights plan to maximize shareholder value in the future.

Shareholder rights plans, or poison pills, typically take the form of rights or warrants issued to shareholders and are triggered only by a hostile acquisition attempt. When triggered, poison pills generally allow shareholders to purchase shares from, or sell shares back to, the target company ("flip-in" pill) and/or the potential acquirer ("flip-over" pill) at a price far out of line with fair market value. Depending on the type of plan, the triggering event can either transfer wealth from the target company or dilute the equity holdings of current shareholders.

(2)

Poison pills insulate management from the threat of a change in control. They provide a target's board with veto power over takeover bids that may be in shareholders' best interests. Furthermore, poison pills amount to major de facto shifts of voting rights away from shareholders on matters pertaining to a sale of the company. Accordingly, shareholders should be asked whether they want to relinquish such power before poison pills are implemented.

Courts have traditionally allowed target company boards much leeway in deciding when a poison pill should be redeemed, even in the event of bona fide offers. Because poison pills are implemented as warrants or rights offerings, they can be put in place without shareholder approval.

Companies generally argue that poison pills merely guard against two-tiered offers and other back-end coercive treatment, ensuring that shareholders are treated equitably in the event of a takeover bid. However, the question of whether or not the plans are used in shareholders' interest depends on specific circumstances that cannot be predicted.

Because poison pills greatly alter the balance of power between shareholders and management, shareholders should be allowed to make their own evaluation of such plans.

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

3

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform
United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.
Financial Times, November 9, 2001

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on

4

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

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Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index

1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.



Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AMR Corporation
Incoming letter dated January 29, 2003

The proposal requests "that the company annually submit to a shareholder vote any poison pill adopted since the previous annual meeting and/or or currently in place."

We are unable to concur in your view that AMR may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . any shareholder proposal in 2002 – 91 %";
- recast the sentences that begin "Outside of management circles . . ." and end ". . . buy-out offer for our stock" as the proponent's opinion;
- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Supporting Report . . ." and ends ". . . firm performance from 1990 to 1999";
- provide a citation to a specific source for the sentence that begins "The Council of Institutional Investors . . ." and ends ". . . shareholder approval of poison pills"; and
- delete the words "various" and "and Bausch & Lomb" from the sentence that begins "In recent years . . ." and ends ". . . for their poison pill plans."

Accordingly, unless the proponent provides AMR with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AMR omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AMR may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AMR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor